January 12, 2022510 Burrard St, 3rd Floor

Vancouver BC, V6C 3B9

www.computershare.com

To: All Canadian Securities Regulatory Authorities NASDAQ Exchange

Subject: BRIGHT MINDS BIOSCIENCES INC.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	February 15, 2022
Record Date for Voting (if applicable) :	February 15, 2022
Beneficial Ownership Determination Date :	February 15, 2022
Meeting Date :	March 24, 2022
Meeting Location (if available) :	Vancouver BC
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	No
Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON CLASS	10919W108	CA10919W1086

Sincerely,

Computershare

Agent for BRIGHT MINDS BIOSCIENCES INC.